SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

SuperGen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

868059106

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd., Boston, MA 02210
(617) 439-2623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 9, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868059106	SCHEDULE 13D	Page 2 of 10

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,689,722
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,689,722
(11) Aggregate amount beneficially owned by each reporting person: 6,689,722
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 11.1%
(14) Type of reporting person (see instructions): PN

CUSIP No. 868059106	SCHEDULE 13D	Page 3 of 10

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,689,722
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,689,722
(11) Aggregate amount beneficially owned by each reporting person: 6,689,722
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 11.1%
(14) Type of reporting person (see instructions): PN

CUSIP No. 868059106	SCHEDULE 13D	Page 4 of 10

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,689,722
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,689,722
(11) Aggregate amount beneficially owned by each reporting person: 6,689,722
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 11.1%
(14) Type of reporting person (see instructions): IN

CUSIP No. 868059106	SCHEDULE 13D	Page 5 of 10

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,689,722
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,689,722
(11) Aggregate amount beneficially owned by each reporting person: 6,689,722
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 11.1%
(14) Type of reporting person (see instructions): IN

CUSIP No. 868059106	SCHEDULE 13D	Page 6 of 10

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,689,722
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,689,722
(11) Aggregate amount beneficially owned by each reporting person: 6,689,722
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 11.1%
(14) Type of reporting person (see instructions): IN

CUSIP No. 868059106	SCHEDULE 13D	Page 7 of 10

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 (the “Common Stock”), of SuperGen, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is 4140 Dublin Blvd., Suite 200, Dublin, CA 94568.

Item 2.  Identity and Background.

(a)	This Schedule 13D is filed by the following persons (the “Reporting Persons”):

(i)	NB Public Equity K/S
(ii)	NB Public Equity Komplementar ApS
(iii)	Cora Madsen
(iv)	Christian Hansen
(v)	Florian Schönharting

(b)	Residence or business address:

The business address for each of the Reporting Persons is Oestergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(c)	Present principal occupation or employment:

(i)
NB Public Equity K/S (the “Fund”) is a limited partnership, organized in Denmark. The Fund is a private investment fund that invests primarily in biopharmaceutical companies. The address of the principal business and the principal office of the Fund is Oestergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(ii)
NB Public Equity Komplementar ApS (the “General Partner”) is the general partner of the Fund. The General Partner is a limited partnership, organized in Denmark. The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. The address of the principal business and the principal office of the General Partner is Oestergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(iii)	Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting or disposition of the Common Stock beneficially owned by the Fund.
(iv)	Christian Hansen is director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.
(v)	Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.

(d)
During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the attached cover pages.

CUSIP No. 868059106	SCHEDULE 13D	Page 8 of 10

Item 3.  Source and Amount of Funds or Other Consideration.

The Fund purchased the 6,689,722 shares of Common Stock beneficially owned by the Fund for an aggregate purchase price of approximately $13,310,000. The securities were acquired by purchase on the open market using the Fund’s investment capital contributed by the Fund’s limited partners.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity.  The Reporting Persons are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares or otherwise change their investment in the Company, and in formulating any plans or proposals with respect to the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them or otherwise increase or decrease the size of their investment in the Company.

The Reporting Persons discussed with the Chief Executive Officer of the Company the Reporting Persons’ desire to have a person nominated by the Reporting Persons’ added to the Company’s Board of Directors. The Reporting Persons submitted to the Company a proposal for a board nominee for election at the Company’s upcoming annual meeting and discussed with the Company expanding the Board and adding a nominee to the Company’s nominees for director at this year’s annual meeting.

Item 5. Interest in Securities of the Issuer.

(a)	The Fund is the beneficial owner of an aggregate of 6,689,722 (1) shares of Common Stock, representing approximately 11.1%(2) of the total issued and outstanding shares of Common Stock.

The General Partner is the beneficial owner of an aggregate of 6,689,722 (3)  shares of Common Stock, representing approximately 11.1%(2) of the total issued and outstanding shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 6,689,722 (4) shares of Common Stock, representing approximately 11.1%(2) of the total issued and outstanding shares of Common Stock.

Christian Hansen is the beneficial owner of an aggregate of 6,689,722 (5) shares of Common Stock, representing approximately 11.1%(2) of the total issued and outstanding shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 6,689,722 (6) shares of Common Stock, representing approximately 11.1%(2) of the total issued and outstanding shares of Common Stock.

(b)
Each of the Reporting Persons has the sole power to vote or direct the vote of 0 shares and the shared power to vote or direct the vote of 6,689,722 shares of Common Stock. Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 0 shares, and the shared power to dispose or direct the disposition of 6,689,722 shares of Common Stock.

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)	Not applicable.

CUSIP No. 868059106	SCHEDULE 13D	Page 9 of 10

Item 6. Contracts, Arrangements, Understanding or relationships with Respect to Securities of the Issuer.

Certain of the Reporting Persons are party to various partnership and related agreements with respect to the organization and operation of the General Partner and the Fund.  The relationship of the parties is described in Items 2 and 5, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

(1)	The Fund directly owns 6,689,722 shares.

(2)	Based on 60,215,632 shares of Common Stock outstanding as of November 3, 2009.

(3)
The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund.  By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(4)
Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting or disposition of the Common Stock beneficially owned by the Fund.  Therefore, by reason of Rule 13d-3, Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund.  Ms. Madsen has no ownership interest, either direct or indirect, in the General Partner.

(5)
Christian Hansen is a director of Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(6)
Florian Schönharting is a director of Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

CUSIP No. 868059106	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 15, 2010

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen*
Cora Madsen

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact